FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 13, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: November 13, 2003

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Gyula Fazekas, Matáv IR
+36-1-457-6186
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

IMPROVED MOBILE CHURN RATES, IMPRESSIVE RESULTS AT MAKTEL, REDUCED FIXED LINE EROSION DURING THE FIRST THREE QUARTERS OF 2003

BUDAPEST – November 13, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2003, according to International Financial Reporting Standards (IFRS).

Summary:

•                  Revenues grew by 3.1% to HUF 452.1 bn (EUR 1,797.8 m) in the first nine months of the year over the same period in 2002. Key drivers were higher mobile, leased line and data transmission revenues,  partly offset by a decline in revenues from domestic and international traffic, and lower other usage.

•                  EBITDA increased by 3.1% to HUF 194.9 bn, resulting in EBITDA margin being maintained at a strong  43.1%.

•                  Fixed line segment: revenues reduced by 2.6%; EBITDA margin was 38.0%.

•                  Mobile segment: revenues grew by 10.0% mainly driven by higher traffic revenues and enhanced services. EBITDA margin was 38.8% in the first nine months of 2003. Westel customer numbers were up to 3.6 million at the end of September 2003.

•                  International segment: revenues rose by 3.2% and EBITDA margin grew to 56.2%. Strict cost-cutting helped to increase EBITDA to HUF 28.9 bn from HUF 26.3 bn in the same period last year.

•                  Group operating profit grew slightly to HUF 101.6 bn although net income fell to HUF 51.8 bn (EUR 205.9 m). This was mainly due to the significant increase in net interest charges (due to an increase in net FX losses resulting from the weakening of the Forint).

•                  Net cash from operating activities increased to HUF 153.1 bn due to a higher EBITDA and favourable changes in working capital requirements (driven mainly by a change in trade payables), partly offset by slightly higher interest paid. Net cash utilized in investing activities decreased to HUF 61.5 bn. This was due to lower gross additions to tangible and intangible assets (primarily at MakTel) and the change in capex payables. Net cash used in financing activities amounted to HUF 81.5 bn, driven by continuous debt repayments and an increase in dividends paid to shareholders in the first nine months of 2003.

•                  Net debt has been reduced by HUF 81.1 bn since the end of September 2002 resulting in a lower net debt ratio (net debt to net debt plus equity plus minority interest) of 32.8% compared to 40.5% at the end of the third quarter in 2002.

Elek Straub, Chairman and CEO commented: “I am pleased to report healthy Group results for the first nine months of 2003, achieved in spite of an environment of strong competition across all segments. In the fixed line segment, our tariff packages visibly helped to slow down line erosion; with our mobile operations, Westel achieved the right balance between market share and profitability in the highly competitive Hungarian wireless market, and I am also pleased to say that at our international company, MakTel, revenues grew whilst costs remained under tight control. At the parent company, during the third quarter we signed an agreement with the Trade Union regarding 2004 wage increases. Accordingly, we can report that impact of the average wage increase for next year will be 5.3% at Matáv Rt. Finally, in terms of the overall outlook for the full year 2003, we believe that our existing public guidance in terms of revenue growth and gross additions to tangible and intangible assets is realistic for the full year. We are, however, adjusting our EBITDA margin forecast for 2003 to above 40%.”

Fixed line: Slowdown in line erosion, successful tariff packages and impressive ADSL rollout programs

Fixed line revenues fell to HUF 245.4 bn with EBITDA margin at 38.0%. Domestic and international traffic revenues combined fell by 6.9%. Nevertheless, leased line and data revenues continued to grow, and were up by 14.6%, driven by volume growth in ADSL and increased Internet subscribers. Matáv’s fixed line penetration was down slightly at 37.8% (from 38.7% a year ago) with a 2.3% reduction in the total number of lines. At the same time however, line number erosion slowed down with the total number of lines remaining more or less stable, falling by only 0.3% in the third quarter. The number of ISDN channels increased to nearly 528,000, representing 5.1% year-on-year growth. By the end of September 2003, 18.6% of Matáv’s total fixed lines were ISDN channels. Customised tariff packages represented around 47% of the total number of lines with more than 1.3 million lines for these packages at the end of September 2003. The Company continued to invest in broadband and as a result had 72,351 ADSL lines by the end of the third quarter, representing 113% growth since December 2002. Matáv’s Internet subsidiary, Axelero, retained its leading position among ISPs in the dial-up market with a market share of around 44%. The Group had a total of 184,855 Internet subscribers at the end of September 2003 (up by 29.6% year-on-year).

Mobile: continuously declining churn rates in 2003, growing post-paid customer base

Mobile revenues increased by 10.0%. EBITDA increased by 10.7% to HUF 72.9 bn, while the EBITDA margin was 38.8%. Operating profit rose to HUF 43.5 bn from HUF 39.7 bn in the same period last year. Westel maintained its market leading position, growing its customer base to nearly 3.6 million by the end of September 2003 in a market that while slightly enlarged (with 74.8% GSM penetration), remains strongly competitive. Westel’s GSM market share was 47.4%. At the end of the third quarter, prepaid customers represented 74.4% of the total customer base. Average acquisition cost per customer fell by 11.7% to HUF 12,727 in the first nine months of the year from HUF 14,406 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. Both ARPU (monthly average revenue per user) and MOU (monthly average minutes of use per subscriber) grew in the third quarter compared to the first and second quarters of 2003, resulting in an ARPU of HUF 5,278 and a MOU of 112 in the first nine months of the year. The revenue derived from enhanced services (mainly SMS) grew to HUF 571 (10.8% of total ARPU), showing a steady development compared to HUF 533 (9.2% of total ARPU) in the same period last year. The churn rate in the post-paid segment was successfully kept at the relatively low level of 12.8% in the first nine months of 2003.  The churn rates at both pre-paid and post-paid segments showed a continuous decline during the quarters in this year.

International: revenue growth, tight costs controls

International revenues increased by 3.2% to reach HUF 51.4 bn in the first nine months of 2003. As a result of higher subscription fees for analog lines, subscription revenues rose, as did mobile telecommunications service revenues. However, these were partially offset by a fall in international traffic revenues due to both lower prices and usage. At the same time, MakTel continued its strict cost control policy. Volume-related expenses, such as payments to other network operators were also reduced. As a result, EBITDA improved by 10.0% to reach HUF 28.9 bn with an impressive EBITDA margin of 56.2%. Fixed line penetration in Macedonia was around 29%, and mobile penetration grew to 25% at the end of September 2003 compared to 16% a year ago. The number of fixed line customers grew to 615,390, up by 5.7% from the previous year’s figure. Within this, analog subscribers grew by 4.2% to 585,312, and more significantly ISDN channels increased by 47.4% to 30,078. The mobile customer base rose by 43.9% to 459,586 and the number of Internet subscribers at the end of the third quarter of 2003 reached 45,324 (up by 53.9% year-on-year).

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of September 30, 2003 include MagyarCom GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s Q1-Q3 2003 results please visit our website:

(www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MATÁV

Consolidated Balance Sheets - IFRS

(HUF million)

	Sep 30, 2002	Sep 30, 2003	Sep 30, 2002 - Sep 30, 2003 % change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	14 537	19 977	37.4%
Financial investments	349	349	0.0%
Receivables	91 432	93 172	1.9%
Inventories	12 035	11 174	(7.2)%
Assets held for disposal	2 100	3 563	69.7%
Total current assets	120 453	128 235	6.5%

Property, plant and equipment	640 597	618 172	(3.5)%
Intangible assets	297 116	287 177	(3.3)%
Associates and other long term investments	7 125	6 794	(4.6)%
Total fixed assets	944 838	912 143	(3.5)%

Other non current assets	13 535	14 205	5.0%

Total assets	1 078 826	1 054 583	(2.2)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Loans and other borrowings	242 032	186 531	(22.9)%
Trade and other payables	95 804	96 747	1.0%
Deferred revenue	2 845	2 164	(23.9)%
Provisions for liabilities and charges	4 330	6 688	54.5%
Total current liabilities	345 011	292 130	(15.3)%

Loans and other borrowings	157 201	137 092	(12.8)%
Deferred revenue	5 413	2 964	(45.2)%
Deferred tax liability	3 358	1 924	(42.7)%
Other non current liabilities	3 925	415	(89.4)%
Total non current liabilities	169 897	142 395	(16.2)%

Minority interests	56 840	67 295	18.4%

Shareholders’ equity
Common stock	104 226	104 281	0.1%
Additional paid in capital	26 953	27 382	1.6%
Treasury stock	(4 651)	(3 842)	(17.4)%
Retained earnings	380 550	424 942	11.7%
Total shareholders’ equity	507 078	552 763	9.0%

Total liabilities and shareholders’ equity	1 078 826	1 054 583	(2.2)%

MATÁV

Consolidated Income Statements - IFRS

(HUF million)

	9 months ended Sep 30,		% change
	2002	2003
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	73 823	73 405	(0.6)%
Domestic traffic revenue	89 475	85 622	(4.3)%
Other usage	11 501	9 152	(20.4)%

Domestic telecommunications services	174 799	168 179	(3.8)%

International traffic revenues	21 005	17 177	(18.2)%

Mobile telecommunications services	130 938	147 945	13.0%

Revenues from international activities	49 702	51 190	3.0%

Leased lines and data transmission	25 133	28 565	13.7%

Other revenues	36 769	39 032	6.2%

Total revenues	438 346	452 088	3.1%

Employee related expenses	(60 800)	(63 260)	4.0%
Depreciation and amortization	(88 097)	(93 301)	5.9%
Payments to other network operators	(60 722)	(63 287)	4.2%
Cost of telecommunications equipment sales	(28 617)	(28 236)	(1.3)%
Other operating expenses	(99 179)	(102 391)	3.2%

Total operating expenses	(337 415)	(350 475)	3.9%

Operating profit	100 931	101 613	0.7%

Net interest and other charges	(20 080)	(28 548)	42.2%

Share of associates’ results before income tax	353	354	0.3%

Profit before income tax	81 204	73 419	(9.6)%

Income tax expense	(14 077)	(11 579)	(17.7)%

Profit after income tax	67 127	61 840	(7.9)%

Minority interest	(8 951)	(10 055)	12.3%

Net income	58 176	51 785	(11.0)%

MATÁV

Consolidated Cash Flow Statement - IFRS

(HUF million)

	9 months ended Sep 30,		% change
	2002	2003
	(Unaudited)	(Unaudited)

Cash flow from operating activities
Operating profit	100 931	101 613	0.7%
Depreciation and amortization of fixed assets	88 097	93 301	5.9%
Change in working capital	(13 711)	(1 007)	(92.7)%
Amortization of deferred income	(2 361)	(2 050)	(13.2)%
Interest paid	(21 648)	(23 381)	8.0%
Commissions and bank charges	(2 108)	(2 052)	(2.7)%
Net income tax paid	(5 076)	(7 608)	49.9%
Other items	2 114	(5 765)	n.m.
Net cash from operating activities	146 238	153 051	4.7%

Cash flow from investing activities
Capital expenditure on tangible and intangible assets	(70 504)	(57 697)	(18.2)%
Purchase of subsidiaries and investments	(13 746)	(5 861)	(57.4)%
Cash acquired through acquisitions	317	61	(80.8)%
Interest received	822	598	(27.3)%
Dividends received	815	575	(29.4)%
Net change in financial assets	(22)	98	n.m.
Proceeds from disposal of fixed assets	1 004	714	(28.9)%
Net cash flow utilized in investing activities	(81 314)	(61 512)	(24.4)%

Cash flow from financing activities

Dividends paid to shareholders and minority interest	(11 434)	(23 506)	105.6%
Net repayments of borrowings	(48 909)	(57 988)	18.6%
Proceeds from issue of common stock	4 488	0	(100.0)%
Purchase of treasury stock	(4 488)	0	(100.0)%
Other	0	0	n.a.
Net cash flow utilized in financing activities	(60 343)	(81 494)	35.1%

Translation differences on cash and cash equivalents	(161)	1 081	n.m.

Change in cash and cash equivalents	4 420	11 126	151.7%

Cash and cash equivalents at beginning of year	10 117	8 851	(12.5)%

Cash and cash equivalents at end of year	14 537	19 977	37.4%

Change in cash and cash equivalents	4 420	11 126	151.7%

Summary of key operating statistics

	Sep 30, 2002	Sep 30, 2003	% change
EBITDA margin	43.1%	43.1%	n.a.
Operating margin	23.0%	22.5%	n.a.
Net income margin	13.3%	11.5%	n.a.
ROA	7.1%	6.5%	n.a.
Net debt to total capital	40.5%	32.8%	n.a.

Number of closing lines
Residential	2 075 569	2 015 251	(2.9)%
Business	286 444	261 401	(8.7)%
Payphone	37 146	31 666	(14.8)%
ISDN channels	502 418	527 894	5.1%
Total lines	2 901 577	2 836 212	(2.3)%

Digitalization of exchanges with ISDN	86.4%	87.8%	n.a.
Penetration	38.7%	37.8%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	9 260	8 281	(10.6)%
Total no of employees (closing full equivalent)	16 268	15 175	(6.7)%
Lines per fixed line employees	313.3	342.5	9.3%
Lines per fixed line employees at Matáv Rt. + Emitel	311.5	339.3	8.9%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	6 771 578	5 953 664	(12.1)%
International outgoing	115 588	104 390	(9,7)%

Emitel line numbers incl. ISDN channels	79 735	78 308	(1.8)%
Emitel domestic traffic (thousand minutes)	140 354	115 225	(17.9)%
Emitel international outgoing traffic (thousand minutes)	1 936	1 708	(11.8)%

Westel 0660 RPCs (Revenue Producing Customers)	28 321	0	(100.0)%
Westel RPCs (Revenue Producing Customers)	3 124 193	3 590 164	14.9%
Total cellular RPCs	3 152 514	3 590 164	13.9%

Westel’s MOU	120	112	(6.7)%
Westel’s ARPU (Average Traffic Rev./RPC/Month)	5 814	5 278	(9.2)%
Westel’s overall churn	14.5%	22.7%	n.a.

Managed leased lines (FLEX-Com connections) *	12 410	11 578	n.a.
ADSL lines	26 351	72 351	174.6%
Internet subscribers	142 606	184 855	29.6%
Cable television customers	325 989	351 512	7.8%

* Please note that from January 1, 2003, FlexCom connections are reported from the billing system, rather than from our technical datawarehouse. Due to the difference in measurements, figures prior to and after January 1, 2003 are not comparable.

Analysis of the Financial Statements
for 3Q03 (nine months ended September 30, 2003)

Exchange rate information

The Euro strengthened by 4.7% against the Hungarian Forint year on year (from 243.28 HUF/EUR on September 30, 2002 to 254.61 HUF/EUR on September 30, 2003). From the year-end 2002, the Euro strengthened by 7.9% against the Hungarian Forint (from 235.90 HUF/EUR on December 31, 2002 to 254.61 HUF/EUR on September 30, 2003). The average HUF/EUR rate increased from 244.10 in 3Q2002 to 251.47 in 3Q2003.

The U.S. Dollar depreciated by 11.8% against the Hungarian Forint year on year (from 247.36 HUF/USD on September 30, 2002 to 218.23 HUF/USD on September 30, 2003). From the year-end 2002 to September 30, 2003, the U.S. Dollar depreciated by 3.1% against the Hungarian Forint (from 225.16 HUF/USD to 218.23 HUF/USD).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 0.6% in the first three quarters of 2003 compared to the same period in 2002. Revenues from connection fees declined, which resulted from the lower number of ISDN gross additions. This decrease was partially offset by higher revenues from analog connection fees due to increased analog gross additions. Other charges decreased as well mainly as a result of decreased usage of televoting. The lower amount from telephone sets rental revenues also contributed to the decrease. These decreases were partly offset by analog subscription fee increases from September 1, 2002 and from February 1, 2003. The ISDN subscription fee revenue also increased in 3Q2003 compared to 3Q2002 due to the higher number of average ISDN connections. In addition, revenues from subscription fees for optional tariff packages increased as well. By September 30, 2003, over 1.3 million of lines are subscribed for using customized tariff packages.

Domestic traffic revenue in 3Q2003 amounted to HUF 85.6 bn, compared to HUF 89.5 bn in 3Q2002. This decrease mainly resulted from the 12.0% decline in domestic minutes at Matáv. This decrease was partly offset by price changes on September 1, 2002 and on February 1, 2003.

Revenues from other usage for the first three quarters of 2003 decreased by 20.4% compared to the same period in 2002. This decrease was mainly attributable to lower fees paid to Matáv by LTOs and mobiles for long distance and international usage. The decrease is also attributable to a lesser extent to a change in mix of calls in LTO relation (there was less international and more domestic traffic termination, which has a lower per minute interconnection rate) as well as to the overall decrease of interconnection traffic through Matáv’s network.

International traffic revenues decreased to HUF 17.2 bn for the nine months ended September 30, 2003, compared to HUF 21.0 bn for the same period in 2002. Both outgoing and incoming international revenue show a decrease mainly because of traffic as well as price decreases. Outgoing international traffic measured in minutes decreased by 9.7% at Matáv, while incoming international minutes decreased by 3.9%. Various discounts provided to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving) also contributed to the lower international revenues. Incoming international traffic revenues were also negatively affected by the stronger HUF against the SDR year over year (HUF/SDR average exchange rates decreased by approximately 7% in the first three quarters of 2003 compared to the same period in 2002).

Revenues from mobile telecommunications services amounted to HUF 147.9 bn for the first three quarters of 2003, compared to HUF 130.9 bn for the nine months ended September 30, 2002 (a 13.0% increase). The growth mainly resulted from the 22.8% higher Westel average customer base. Prepaid customers accounted for approximately 82.5% of gross additions in the first three quarters of 2003 and represent 74.4% of total Westel customers as of September 30, 2003.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel’s average usage per customer per month measured in MOU decreased by 6.7% from 120 minutes in 3Q2002 to 112 minutes in 3Q2003. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel’s average revenue per user (“ARPU”) decreased by 9.2%, from HUF 5,814 in 3Q2002 to HUF 5,278 in 3Q2003 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services, enhanced services show the highest increase with approximately 30% growth year over year, which represents 10.8% of the ARPU in the first three quarters of 2003. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”).

Pursuant to the relevant provisions of Decree no. 9/2003 and Decree no. 10/2003, issued by the Ministry of Informatics and Telecommunications at the end of June 2003 and also in accordance with the decision of the Telecommunications Arbitration Council published on July 8, 2003 with regards to the regulation of interconnect charges applicable by Westel for fixed to mobile calls terminating on its network, the relevant interconnect charges were required to be decreased by 10% effective from September 1, 2003 and there is no retrospective impact of these changes.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities increased and reached HUF 51.2 bn in the first three quarters of 2003. Subscriptions, connections and other charges increased due to price increases as well as volume changes: fixed line subscribers increased by 5.7% year over year. Revenues from mobile telecommunications services grew as well due to the 44% higher customer base year over year, partly offset by lower MOU. Revenues from data transmission and leased lines also increased due to a growth in Internet revenues resulting from increased number of customers. These increases were partially offset by lower outgoing international traffic revenues resulting from decreased usage as well as lower prices and lower incoming international revenues due to strengthening of the MKD against the SDR.

Revenues from leased lines and data transmission grew to HUF 28.6 bn for 3Q2003, compared to HUF 25.1 bn for the same period in 2002. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 72,351 (from 26,351 at the end of the first three quarters of 2002) and the number of Internet connections grew by 29.6% to 184,855 at period-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Other revenues amounted to HUF 39.0 bn for the first nine months of 2003, compared to HUF 36.8 bn for the same period in 2002. Other revenues include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. The increase in this category is mainly due to the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases. Equipment sales revenue increase, which also contributed to the growth, is due to higher phoneset upgrades at Westel.

Operating Expenses

Employee related expenses for the first three quarters of 2003 amounted to HUF 63.3 bn, compared to HUF 60.8 bn for the same period in 2002 (an increase of 4.0%). The main driver of the increase is the 7.0% average wage rate increase at Matáv Rt. from April 1, 2003. In addition, employee related expenses increased strongly at Westel mainly due to wage rate increases.

These increases were partly offset by a decrease in the group headcount figure, which fell from 16,268 on September 30, 2002 to 15,175 on September 30, 2003. Efficiency improvements continued, and resulted in an increased number of lines per fixed line employee, 339.3 at the end of September 2003, compared to 311.5 a year earlier.

Depreciation and amortization increased by 5.9% reaching HUF 93.3 bn in 3Q2003, compared to HUF 88.1 bn for the same period in 2002. This increase is due to higher level of gross assets, mainly base stations at Westel.

Payments to other network operators for 3Q2003 reached HUF 63.3 bn, compared to HUF 60.7 bn for the same period in 2002. The increase was mainly due to the 11.6% increase in domestic network access charges, mainly driven by Westel’s outpayments to other GSM service providers and payments made by Matáv Rt. to Internet Service Providers (ISPs). This increase was partly offset by a 12.6% decrease in international network access charges driven by the stronger HUF against the SDR, lower average settlement rates with foreign service providers as well as lower outgoing traffic at Matáv Rt. International outpayments decreased at MakTel as well due to lower outgoing traffic, decreased settlement rates and stronger MKD against the SDR.

The cost of telecommunications equipment sales for the first three quarters of 2003 was HUF 28.2 bn, compared to HUF 28.6 bn for the same period in 2002. This decrease is mainly due to lower gross additions at Westel, partly offset by the cost of significantly increased level of upgrades.

Other operating expenses increased by 3.2% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Marketing expenses showed the highest increase mainly at Matáv Rt. due to intensive advertising activity in 2003 to introduce new tariff packages. Agency fees also increased as a result of increased subcontracted services at Axelero group. These increases were partly offset by decrease in consultancy fees, telephone book publishing costs and various other expenses in 3Q2003 compared to 3Q2002.

Operating Profit

Operating margin for the nine months ended September 30, 2003 was 22.5%, while operating margin for the same period in 2002 was 23.0%.

Net Interest and Other Charges

Net interest and other charges were HUF 28.5 bn for 3Q2003, compared to HUF 20.1 bn for 3Q2002. Net interest and other charges increased significantly due to the HUF 10.6 bn increase in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the weakening of the HUF. Net interest and other charges include HUF 5.9 bn net FX loss, HUF 21.3 bn interest expense, HUF 2.0 bn commissions and other charges and HUF 0.7 bn interest and financial income.

Share of associates’ results

Share of associates’ results amounted to HUF 354 million for the first three quarters of 2003, compared to HUF 353 million for the same period in 2002, reflecting improved performance of Hunsat, which was offset by the lower results of M-RTL.

Income tax

Income tax expense decreased from HUF 14.1 bn for 3Q2002 to HUF 11.6 bn for 3Q2003, mainly at Matáv Rt., resulting from the decreased profit before tax, and, to a lower extent, from tax incentives for broadband investments. This was partly offset by higher profit before tax of Westel and MakTel.

Minority Interest

Minority interest for the first nine months of 2003 was HUF 10.1 bn, compared to HUF 9.0 bn for the same period in 2002. This 12.3% increase results from the improved performance of MakTel.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	3Q2002	3Q2003	Change (%)

Revenues	252,084	245,449	(2.6)
EBITDA	96,944	93,172	(3.9)
Operating profit	44,318	39,896	(10.0)

Revenues from the fixed line segment showed a slight decrease year over year. Matáv’s domestic fixed voice business experienced a 4.0% decline due to usage decreases. International revenues declined by 18.1% due to lower outgoing and incoming traffic as well as the stronger HUF against the SDR. Leased line and data transmission services increased by 14.6% in the first three quarters of 2003 compared to the first nine months of 2002. Leased line and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment decreased by 10.0%. Within operating expenses payments to other network operators and cost of telecommunications equipment sales decreased. These decreases were partly offset by slight increases in employee related expenses as well as depreciation and amortization expenses.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	3Q2002	3Q2003	Change (%)

Revenues	170,680	187,711	10.0
EBITDA	65,830	72,874	10.7
Operating profit	39,727	43,484	9.5

Revenues in the mobile segment increased by 10.0% in the first three quarters of 2003 compared to the same period in 2002 due to strong increases in the number of mobile customers. Westel’s customer base surged 14.9% to 3,590,164 subscribers, including 2,669,493 prepaid customers by September 30, 2003. Average monthly usage per Westel subscriber decreased by 6.7% from 120 minutes in 3Q2002 to 112 minutes in 3Q2003. Mobile penetration reached 74.8% in Hungary and Westel accounts for 47.4% market share in the very competitive mobile market.

Operating profit shows a 9.5% increase. While revenues grew by HUF 17.0 bn, operating expenses increased only by HUF 13.3 bn year over year.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	3Q2002	3Q2003	Change (%)

Revenues	49,839	51,412	3.2
EBITDA	26,254	28,868	10.0
Operating profit	16,886	18,233	8.0

MakTel’s fixed line subscribers increased by 5.7%, reaching 615,390 at September 30, 2003. Mobile subscribers increased by a significant 43.9% to 459,586, and its Internet subscribers reached 45,324 by September 30, 2003 from 29,455 a year earlier.

Revenues from the international segment increased and reached HUF 51.4 bn at September 30, 2003. Domestic traffic revenues and revenues from subscription fees increased, mainly due to price increases as tariff rebalancing occurred in May 2003. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to stronger MKD against the SDR. Mobile revenues showed an increase due to the 44% higher mobile customer base. The increase in the number of mobile subscribers was partly offset by lower MOU. Equipment sales revenues decreased significantly due to the lower number of mobile gross additions.

Total operating expenses remained stable, mainly because of decreases in cost of telecommunications equipment sales and other operating expenses, which were offset by increased employee related expenses and higher depreciation.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, the monthly depreciation charge increased by approximately HUF 200 million from May 1, 2003.

Minority interest increased by 12.5% to HUF 10.0 bn in the first three quarters of 2003. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of September 30, 2002 were HUF 1,078.8 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,054.6 bn as of September 30, 2003.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 22.9% from September 30, 2002 to HUF 186.5 bn at September 30, 2003, and also the non-current loans and other borrowing decreased by 12.8% during the same period. These changes result mainly because of the loan taken in December 2001 to finance the acquisition of Westel became due in August 2003 and was partly repaid.

At September 30, 2003, approximately 95% of the loan portfolio was HUF denominated, while 5% was foreign currency denominated. At the end of the first three quarters of 2003, 44.0 % of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 32.8% at September 30, 2003.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million to finance the acquisition of MakTel (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002. Meanwhile Matáv decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

To further increase the fix part of the HUF loan portfolio, the remaining part of the EUR 301.5 million loan agreement (EUR 251.5 million), which was swapped to HUF as of February 4, 2002, was replaced with fixed interest HUF loan as of November 4, 2002. Meanwhile the EUR 301.5 million swap and the EUR 301.5 million loan agreements were terminated. The counterparty of the transaction is Deutsche Telekom. The EUR loan amount has been converted into HUF 61,457 million by using the fixed EUR/HUF exchange rate of one EUR to 244.36 HUF (which was applied in the EUR/HUF swap), and has been added to the HUF 12,218 million resulting a HUF 73,675 million fix loan amount. The HUF 73,675 million loan agreement shall be charged interest at fixed rate of 9.3585% per annum.

On July 4, 2003 Matáv signed a HUF 126.6 bn loan agreement with Deutsche Telekom to refinance EUR 525 million from the expiring EUR 920 million loan which was taken to finance the remaining 49 percent of Westel. The maturity of the loan is August 20, 2004 and became effective as of August 14, 2003 as the Westel loan expired. HUF 76.6 billion tranche of the loan shall be charged interest at 9.168% per annum, while the interest of the HUF 50 billion tranche of the loan for the first interest period is subject to 3 month BUBOR plus a margin of 55 basis points. The implied exchange rate of the loan is 241.23 HUF/EUR, which corresponds to the average exchange rate of the cross currency swaps executed in 2002 and 2003 to hedge the foreign exchange exposure of the EUR 920 million loan.

Minority interest

Minority interest increased by 18.4% from September 30, 2002 to HUF 67.3 bn at September 30, 2003. This increase was mainly due to the improved results of MakTel.

Retained earnings

Retained earnings increased by 11.7% from September 30, 2002 to HUF 424.9 bn at September 30, 2003. This increase was due to net income.

Analysis of group cash flow

Net cash from operating activities increased by 4.7% compared to the first nine months of 2002, and amounted to HUF 153.1 bn in the first three quarters of 2003.

Net cash flow utilized in investing activities decreased by HUF 19,802 million because of the decrease in capital expenditure on tangible and intangible assets predominantly at MakTel as well as decrease in change of payables relating to capital expenditures at Matáv Rt. The decrease was also attributable to a significant decrease in purchase of investments and subsidiaries.

Net cash flow utilized in financing activities amounted to minus HUF 60,343 million in the first three quarters of 2002, compared to minus HUF 81,494 million in the same period in 2003. While in the first nine months of 2002, Matáv repaid a net HUF 48,909 million loan, in the same period of 2003 it repaid a net HUF 57,988 million. In the first three quarters of 2003 Matáv paid dividends to its shareholders in an amount of HUF 23,506 million, a 105.6% increase compared to the same period of 2002. This significant growth is due to the increase in dividend per share from HUF 11 for the year 2001 to HUF 18 for the year 2002 at Matáv Rt. as well as to the payment of dividends by MakTel in 2003.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	December 31, 2002 – September 30, 2003	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian ☐	IFRS ☒	Other ☐

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	89.51%	89.51%	L
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	L
Matávcom	6,158	100.00%	100.00%	L
Axelero	1,700	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Westel Rádiótelefon	1,610	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
BCN	3	100.00%	100.00%	L
Telemacedónia Rt.	mEUR 0.01	88.03%	88.03%	L

PK6. Significant off-balance sheet items

Description	(HUF million) Value
Future finance lease obligations	324
Future obligations from rental and operating lease contracts	7,551
Future obligation from capex contracts	15,966

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	9,260	9,153	8,281
Group	16,268	16,114	15,175

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	9,153	8,421	8,342	8,281
Group	16,114	15,277	15,227	15,175

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2003)			Closing (September 30th , 2003)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.43	14.50	150,470,142	13.99	14.06	145,893,373
Foreign institution/company	83.61	84.00	871,868,446	84.06	84.45	876,547,136
Domestic individual	0.02	0.02	236,337	0.02	0.02	206,905
Foreign individual	0.00	0.00	200	0.00	0.00	200
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	0.00	4,900,000	0.47	0.00	4,900,000
Government Institutions	0.15	0.15	1,577,210	0.15	0.15	1,608,085
International Development Institutions	1.29	1.30	13,495,276	1.29	1.30	13,495,276
Not registered	0.03	0.03	263,989	0.02	0.02	160,625
„B” Share	0.00	0.00	1	0.00	0.00	1
T O T A L	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0	0
TOTAL	4,900,000	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	135,061,300	12.95	13.01	ADR Depository

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 9, 2003	Matáv tariffs to be changed on February 1, 2003
February 14, 2003	Matáv announces full year 2002 results
March 18, 2003	Continuing dividend payments within Matáv Group
March 21, 2003	Matáv’s Board of Directors approved new dividend policy and made a proposal for the General Meeting to pay a dividend of HUF 18 per share
March 24, 2003	Invitation to the Annual General Meeting of Matáv to be held on April 25, 2003
April 3, 2003	Matáv announces that Westel held its General Meeting and passed a resolution electing members of the Board of Directors
April 18, 2003	Matáv announces that MakTel held its Annual General Meeting and made a decision on dividend payment
April 23, 2003	Agreement on discontinuation of analog mobile services
April 25, 2003	Matáv announces that Soros elects to exercise its put option in Stonebridge
April 25, 2003	Resolutions of the Annual General Meeting of Matáv
May 12, 2003	Announcement on the procedure of dividend payment
May 22, 2003	Regulator approves Matáv’s LRIC based reference interconnection and leased line offer
June 19, 2003	Regulator approves Matáv’s LRIC based reference unbundling offer
July 1, 2003	Matáv announces treasury stock transactions
July 7, 2003	Matáv to refinance its loan expiring in August 2003
August 14, 2003	Matáv announces first half 2003 results
October 6, 2003	Matáv Internet subsidiary appoints new CEO
October 15, 2003	Matáv and CosmoTelco agreed on the extension of CosmoTelco’s call option for 10% of Stonebridge

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

There was no significant change in the organizational structure.

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SEBM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
BM	Dr. Sándor Csányi	Board Member	April 27, 2000	—	0
BM	Dr. Mihály Patai	Board Member	April 28, 1998	—	58,190
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Jan Geldmacher	Board Member	April 26, 2002	—	0
BM	Dr. Ralph Rentschler	Board Member	April 25, 2003	—	0
SEBM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	5,000
SBM	Dr. László Pap	Supervisory Board – Chairman	May 26, 1997	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Joachim Kregel	Supervisory Board Member	April 27, 2001	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	January 1, 1999	—	0
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
Own share property TOTAL:					157,681

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until the date of the Annual General Meeting concluding the business year of 2003.